LIVEWIRE ERGOGENICS, INC.

June 3, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Livewire Ergogenics, Inc.
Amendment No. 1 and 2 to Offering Statement on Form 1-A
Filed May 11, 2020 and May 19, 2020
CIK 0001421289 & File No. 24-11205

Ladies and Gentlemen:

On behalf of our Company, Livewire Ergogenics, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to the Offering Statement on Form 1-A (“Amendment No. 2”) relating to the issuance by the Company of up to the maximum offering of Two Hundred Million (200,000,000) shares of Common Stock (the “Offering”).

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated May 27, 2020 regarding your review of the Amended Offering Statement on Form 1-A, which was filed with the Commission on May 11, 2020 and May 19, 2020.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 2. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 2.

Amendment 2 to Offering Statement on Form 1-A submitted May 19, 2020

Financial Statements, page 2

1.	Please revise your cash and cash equivalents balance sheet line item to accurately reflect the correct balance at December 31, 2019.

The Cash balance as of December 31, 2019 is accurately reflected as of the balance sheet date. Subsequently to the balance sheet date the Company sold a business unit and the cash balance held in that unit were classified as current assets of discontinued operations in the comparable March 31, 2020 financial statements.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 16

2.	Please revise your MD&A to include a discussion of information regarding your liquidity and capital resources for the respective reporting periods pursuant to Item 9(b) of Form 1-A.

We have revised our MD&A section to include a discussion of informing regarding our liquidity and capital resources.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Bill Hodson
Bill Hodson, CEO
Livewire Ergogenics, Inc.

cc:	William R. Eilers, Esq.

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